                                UNITED STATES
                      SECURITIES AND EXCHANGE COMMISSION
                           WASHINGTON, D.C.  20549


                                 SCHEDULE 13D


                  UNDER THE SECURITIES EXCHANGE ACT OF 1934*


                              Xplor Corporation
--------------------------------------------------------------------------------
                               (Name of Issuer)


                    Common Stock, par value $.01 per share
--------------------------------------------------------------------------------
                        (Title of Class of Securities)


                                     [ ]
--------------------------------------------------------------------------------
                                (CUSIP Number)


                             Eugene L. Ames, Jr.
                           700 N. St. Mary's Street
                           San Antonio, Texas 78205
                                (210) 225-4722
--------------------------------------------------------------------------------
(Name, Address and Telephone Number of Person Authorized to Receive Notices and
                               Communications)


                                 May 21, 1997
--------------------------------------------------------------------------------
           (Date of Event which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ].

NOTE: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NO. 984127100



--------------------------------------------------------------------------------
 1    NAME OF REPORTING PERSON
      S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSON

      Eugene L. Ames, Jr.
      ###-##-####
--------------------------------------------------------------------------------
 2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                                        (a) [X]
                                                                        (b) [ ]

--------------------------------------------------------------------------------
 3    SEC USE ONLY



--------------------------------------------------------------------------------
 4    SOURCE OF FUNDS


      OO
--------------------------------------------------------------------------------
 5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
      ITEMS 2(d) or 2(e)                                                    [ ]



--------------------------------------------------------------------------------
 6    CITIZENSHIP OR PLACE OF ORGANIZATION


      United States of America
--------------------------------------------------------------------------------
                               7     SOLE VOTING POWER

          NUMBER OF
                                     0
           SHARES              -------------------------------------------------
                               8     SHARED VOTING POWER
        BENEFICIALLY

          OWNED BY                   3,050,935 Shares
                               ------------------------------------------------
            EACH               9     SOLE DISPOSITIVE POWER

          REPORTING
                                     2,745,836 Shares
           PERSON              ------------------------------------------------
                               10    SHARED DISPOSITIVE POWER
            WITH

                                     0
-------------------------------------------------------------------------------
11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON


      7,118,963 Shares
--------------------------------------------------------------------------------
12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
                                                                            [ ]



--------------------------------------------------------------------------------
13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)


      73.4%
--------------------------------------------------------------------------------
14    TYPE OF REPORTING PERSON (See Instructions)


      IN
--------------------------------------------------------------------------------

CUSIP NO. 984127100



--------------------------------------------------------------------------------
 1    NAME OF REPORTING PERSON
      S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSON

      Ellen R. Y. Ames
      ###-##-####
--------------------------------------------------------------------------------
 2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                                        (a) [X]
                                                                        (b) [ ]

--------------------------------------------------------------------------------
 3    SEC USE ONLY



--------------------------------------------------------------------------------
 4    SOURCE OF FUNDS


      OO
--------------------------------------------------------------------------------
 5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
      ITEMS 2(d) or 2(e)                                                    [ ]



--------------------------------------------------------------------------------
 6    CITIZENSHIP OR PLACE OF ORGANIZATION


      United States of America
--------------------------------------------------------------------------------
                               7     SOLE VOTING POWER

          NUMBER OF
                                     0
           SHARES              -------------------------------------------------
                               8     SHARED VOTING POWER
        BENEFICIALLY

          OWNED BY                   0
                               ------------------------------------------------
            EACH               9     SOLE DISPOSITIVE POWER

          REPORTING
                                     0
           PERSON              ------------------------------------------------
                               10    SHARED DISPOSITIVE POWER
            WITH

                                     0
-------------------------------------------------------------------------------
11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON


      7,118,963 Shares
--------------------------------------------------------------------------------
12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
                                                                            [ ]



--------------------------------------------------------------------------------
13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)


      73.4%
--------------------------------------------------------------------------------
14    TYPE OF REPORTING PERSON (See Instructions)


      IN
--------------------------------------------------------------------------------

CUSIP NO. 984127100



--------------------------------------------------------------------------------
 1    NAME OF REPORTING PERSON
      S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSON

      John Y. Ames
      ###-##-####
--------------------------------------------------------------------------------
 2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                                        (a) [X]
                                                                        (b) [ ]

--------------------------------------------------------------------------------
 3    SEC USE ONLY



--------------------------------------------------------------------------------
 4    SOURCE OF FUNDS


      OO
--------------------------------------------------------------------------------
 5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
      ITEMS 2(d) or 2(e)                                                    [ ]



--------------------------------------------------------------------------------
 6    CITIZENSHIP OR PLACE OF ORGANIZATION


      United States of America
--------------------------------------------------------------------------------
                               7     SOLE VOTING POWER

          NUMBER OF
                                     0
           SHARES              -------------------------------------------------
                               8     SHARED VOTING POWER
        BENEFICIALLY

          OWNED BY                   0
                               ------------------------------------------------
            EACH               9     SOLE DISPOSITIVE POWER

          REPORTING
                                     0
           PERSON              ------------------------------------------------
                               10    SHARED DISPOSITIVE POWER
            WITH

                                     0
-------------------------------------------------------------------------------
11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON


      7,118,963 Shares
--------------------------------------------------------------------------------
12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
                                                                            [ ]



--------------------------------------------------------------------------------
13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)


      73.4%
--------------------------------------------------------------------------------
14    TYPE OF REPORTING PERSON (See Instructions)


      IN
--------------------------------------------------------------------------------

CUSIP NO. 984127100



--------------------------------------------------------------------------------
 1    NAME OF REPORTING PERSON
      S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSON

      Elizabeth A. Jones
      ###-##-####
--------------------------------------------------------------------------------
 2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                                        (a) [X]
                                                                        (b) [ ]

--------------------------------------------------------------------------------
 3    SEC USE ONLY



--------------------------------------------------------------------------------
 4    SOURCE OF FUNDS


      OO
--------------------------------------------------------------------------------
 5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
      ITEMS 2(d) or 2(e)                                                    [ ]



--------------------------------------------------------------------------------
 6    CITIZENSHIP OR PLACE OF ORGANIZATION


      United States of America
--------------------------------------------------------------------------------
                               7     SOLE VOTING POWER

          NUMBER OF
                                     0
           SHARES              -------------------------------------------------
                               8     SHARED VOTING POWER
        BENEFICIALLY

          OWNED BY                   0
                               ------------------------------------------------
            EACH               9     SOLE DISPOSITIVE POWER

          REPORTING
                                     0
           PERSON              ------------------------------------------------
                               10    SHARED DISPOSITIVE POWER
            WITH

                                     0
-------------------------------------------------------------------------------
11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON


      7,118,963 Shares
--------------------------------------------------------------------------------
12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
                                                                            [ ]



--------------------------------------------------------------------------------
13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)


      73.4%
--------------------------------------------------------------------------------
14    TYPE OF REPORTING PERSON (See Instructions)


      IN
--------------------------------------------------------------------------------

CUSIP NO. 984127100



--------------------------------------------------------------------------------
 1    NAME OF REPORTING PERSON
      S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSON

      Eugene L. Ames, III
      ###-##-####
--------------------------------------------------------------------------------
 2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                                        (a) [X]
                                                                        (b) [ ]

--------------------------------------------------------------------------------
 3    SEC USE ONLY



--------------------------------------------------------------------------------
 4    SOURCE OF FUNDS


      OO
--------------------------------------------------------------------------------
 5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
      ITEMS 2(d) or 2(e)                                                    [ ]



--------------------------------------------------------------------------------
 6    CITIZENSHIP OR PLACE OF ORGANIZATION


      United States of America
--------------------------------------------------------------------------------
                               7     SOLE VOTING POWER

          NUMBER OF
                                     0
           SHARES              -------------------------------------------------
                               8     SHARED VOTING POWER
        BENEFICIALLY

          OWNED BY                   0
                               ------------------------------------------------
            EACH               9     SOLE DISPOSITIVE POWER

          REPORTING
                                     0
           PERSON              ------------------------------------------------
                               10    SHARED DISPOSITIVE POWER
            WITH

                                     0
-------------------------------------------------------------------------------
11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON


      7,118,963 Shares
--------------------------------------------------------------------------------
12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
                                                                            [ ]



--------------------------------------------------------------------------------
13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)


      73.4%
--------------------------------------------------------------------------------
14    TYPE OF REPORTING PERSON (See Instructions)


      IN
--------------------------------------------------------------------------------

CUSIP NO. 984127100



--------------------------------------------------------------------------------
 1    NAME OF REPORTING PERSON
      S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSON

      Stephen J. Ames
      ###-##-####
--------------------------------------------------------------------------------
 2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                                        (a) [X]
                                                                        (b) [ ]

--------------------------------------------------------------------------------
 3    SEC USE ONLY



--------------------------------------------------------------------------------
 4    SOURCE OF FUNDS


      OO
--------------------------------------------------------------------------------
 5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
      ITEMS 2(d) or 2(e)                                                    [ ]



--------------------------------------------------------------------------------
 6    CITIZENSHIP OR PLACE OF ORGANIZATION


      United States of America
--------------------------------------------------------------------------------
                               7     SOLE VOTING POWER

          NUMBER OF
                                     0
           SHARES              -------------------------------------------------
                               8     SHARED VOTING POWER
        BENEFICIALLY

          OWNED BY                   0
                               ------------------------------------------------
            EACH               9     SOLE DISPOSITIVE POWER

          REPORTING
                                     0
           PERSON              ------------------------------------------------
                               10    SHARED DISPOSITIVE POWER
            WITH

                                     0
-------------------------------------------------------------------------------
11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON


      7,118,963 Shares
--------------------------------------------------------------------------------
12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
                                                                            [ ]



--------------------------------------------------------------------------------
13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)


      73.4%
--------------------------------------------------------------------------------
14    TYPE OF REPORTING PERSON (See Instructions)


      IN
--------------------------------------------------------------------------------

CUSIP NO. 984127100



--------------------------------------------------------------------------------
 1    NAME OF REPORTING PERSON
      S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSON

      George J. Ames
      ###-##-####
--------------------------------------------------------------------------------
 2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                                        (a) [X]
                                                                        (b) [ ]

--------------------------------------------------------------------------------
 3    SEC USE ONLY



--------------------------------------------------------------------------------
 4    SOURCE OF FUNDS


      OO
--------------------------------------------------------------------------------
 5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
      ITEMS 2(d) or 2(e)                                                    [ ]



--------------------------------------------------------------------------------
 6    CITIZENSHIP OR PLACE OF ORGANIZATION


      United States of America
--------------------------------------------------------------------------------
                               7     SOLE VOTING POWER

          NUMBER OF
                                     0
           SHARES              -------------------------------------------------
                               8     SHARED VOTING POWER
        BENEFICIALLY

          OWNED BY                   0
                               ------------------------------------------------
            EACH               9     SOLE DISPOSITIVE POWER

          REPORTING
                                     0
           PERSON              ------------------------------------------------
                               10    SHARED DISPOSITIVE POWER
            WITH

                                     0
-------------------------------------------------------------------------------
11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON


      7,118,963 Shares
--------------------------------------------------------------------------------
12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
                                                                            [ ]



--------------------------------------------------------------------------------
13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)


      73.4%
--------------------------------------------------------------------------------
14    TYPE OF REPORTING PERSON (See Instructions)


      IN
--------------------------------------------------------------------------------

CUSIP NO. 984127100



--------------------------------------------------------------------------------
 1    NAME OF REPORTING PERSON
      S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSON

      Carl Oliver, Trustee
      [SS#]
--------------------------------------------------------------------------------
 2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                                        (a) [X]
                                                                        (b) [ ]

--------------------------------------------------------------------------------
 3    SEC USE ONLY



--------------------------------------------------------------------------------
 4    SOURCE OF FUNDS


      OO
--------------------------------------------------------------------------------
 5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
      ITEMS 2(d) or 2(e)                                                    [ ]



--------------------------------------------------------------------------------
 6    CITIZENSHIP OR PLACE OF ORGANIZATION


      United States of America
--------------------------------------------------------------------------------
                               7     SOLE VOTING POWER

          NUMBER OF
                                     0
           SHARES              -------------------------------------------------
                               8     SHARED VOTING POWER
        BENEFICIALLY

          OWNED BY                   0
                               ------------------------------------------------
            EACH               9     SOLE DISPOSITIVE POWER

          REPORTING
                                     0
           PERSON              ------------------------------------------------
                               10    SHARED DISPOSITIVE POWER
            WITH

                                     0
-------------------------------------------------------------------------------
11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON


      7,118,963 Shares
--------------------------------------------------------------------------------
12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
                                                                            [ ]



--------------------------------------------------------------------------------
13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)


      73.4%
--------------------------------------------------------------------------------
14    TYPE OF REPORTING PERSON (See Instructions)


      IN
--------------------------------------------------------------------------------

CUSIP NO. 984127100



--------------------------------------------------------------------------------
 1    NAME OF REPORTING PERSON
      S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSON

      Patrick A. Garcia
      ###-##-####
--------------------------------------------------------------------------------
 2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                                        (a) [X]
                                                                        (b) [ ]

--------------------------------------------------------------------------------
 3    SEC USE ONLY



--------------------------------------------------------------------------------
 4    SOURCE OF FUNDS


      OO
--------------------------------------------------------------------------------
 5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
      ITEMS 2(d) or 2(e)                                                    [ ]



--------------------------------------------------------------------------------
 6    CITIZENSHIP OR PLACE OF ORGANIZATION


      United States of America
--------------------------------------------------------------------------------
                               7     SOLE VOTING POWER

          NUMBER OF
                                     0
           SHARES              -------------------------------------------------
                               8     SHARED VOTING POWER
        BENEFICIALLY

          OWNED BY                   0
                               ------------------------------------------------
            EACH               9     SOLE DISPOSITIVE POWER

          REPORTING
                                     0
           PERSON              ------------------------------------------------
                               10    SHARED DISPOSITIVE POWER
            WITH

                                     0
-------------------------------------------------------------------------------
11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON


      7,118,963 Shares
--------------------------------------------------------------------------------
12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
                                                                            [ ]



--------------------------------------------------------------------------------
13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)


      73.4%
--------------------------------------------------------------------------------
14    TYPE OF REPORTING PERSON (See Instructions)


      IN
--------------------------------------------------------------------------------

CUSIP NO. 984127100



--------------------------------------------------------------------------------
 1    NAME OF REPORTING PERSON
      S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSON

      Raymond M. Koger
      ###-##-####
--------------------------------------------------------------------------------
 2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                                        (a) [X]
                                                                        (b) [ ]

--------------------------------------------------------------------------------
 3    SEC USE ONLY



--------------------------------------------------------------------------------
 4    SOURCE OF FUNDS


      OO
--------------------------------------------------------------------------------
 5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
      ITEMS 2(d) or 2(e)                                                    [ ]



--------------------------------------------------------------------------------
 6    CITIZENSHIP OR PLACE OF ORGANIZATION


      United States of America
--------------------------------------------------------------------------------
                               7     SOLE VOTING POWER

          NUMBER OF
                                     0
           SHARES              -------------------------------------------------
                               8     SHARED VOTING POWER
        BENEFICIALLY

          OWNED BY                   3,887 Shares
                               ------------------------------------------------
            EACH               9     SOLE DISPOSITIVE POWER

          REPORTING
                                     3,887 Shares
           PERSON              ------------------------------------------------
                               10    SHARED DISPOSITIVE POWER
            WITH

                                     0
-------------------------------------------------------------------------------
11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON


      7,118,963 Shares
--------------------------------------------------------------------------------
12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
                                                                            [ ]



--------------------------------------------------------------------------------
13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)


      73.4%
--------------------------------------------------------------------------------
14    TYPE OF REPORTING PERSON (See Instructions)


      IN
--------------------------------------------------------------------------------

CUSIP NO. 984127100



--------------------------------------------------------------------------------
 1    NAME OF REPORTING PERSON
      S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSON

      Gloria Barrett
      ###-##-####
--------------------------------------------------------------------------------
 2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                                        (a) [X]
                                                                        (b) [ ]

--------------------------------------------------------------------------------
 3    SEC USE ONLY



--------------------------------------------------------------------------------
 4    SOURCE OF FUNDS


      OO
--------------------------------------------------------------------------------
 5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
      ITEMS 2(d) or 2(e)                                                    [ ]



--------------------------------------------------------------------------------
 6    CITIZENSHIP OR PLACE OF ORGANIZATION


      United States of America
--------------------------------------------------------------------------------
                               7     SOLE VOTING POWER

          NUMBER OF
                                     0
           SHARES              -------------------------------------------------
                               8     SHARED VOTING POWER
        BENEFICIALLY

          OWNED BY                   0
                               ------------------------------------------------
            EACH               9     SOLE DISPOSITIVE POWER

          REPORTING
                                     0
           PERSON              ------------------------------------------------
                               10    SHARED DISPOSITIVE POWER
            WITH

                                     0
-------------------------------------------------------------------------------
11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON


      7,118,963 Shares
--------------------------------------------------------------------------------
12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
                                                                            [ ]



--------------------------------------------------------------------------------
13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)


      73.4%
--------------------------------------------------------------------------------
14    TYPE OF REPORTING PERSON (See Instructions)


      IN
--------------------------------------------------------------------------------

CUSIP NO. 984127100



--------------------------------------------------------------------------------
 1    NAME OF REPORTING PERSON
      S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSON

      Venus Oil Company

--------------------------------------------------------------------------------
 2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                                        (a) [X]
                                                                        (b) [ ]

--------------------------------------------------------------------------------
 3    SEC USE ONLY



--------------------------------------------------------------------------------
 4    SOURCE OF FUNDS


      OO
--------------------------------------------------------------------------------
 5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
      ITEMS 2(d) or 2(e)                                                    [ ]



--------------------------------------------------------------------------------
 6    CITIZENSHIP OR PLACE OF ORGANIZATION


      United States of America
--------------------------------------------------------------------------------
                               7     SOLE VOTING POWER

          NUMBER OF
                                     0
           SHARES              -------------------------------------------------
                               8     SHARED VOTING POWER
        BENEFICIALLY

          OWNED BY                   427,670 Shares
                               ------------------------------------------------
            EACH               9     SOLE DISPOSITIVE POWER

          REPORTING
                                     427,670 Shares
           PERSON              ------------------------------------------------
                               10    SHARED DISPOSITIVE POWER
            WITH

                                     0
-------------------------------------------------------------------------------
11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON


      7,118,963 Shares
--------------------------------------------------------------------------------
12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
                                                                            [ ]



--------------------------------------------------------------------------------
13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)


      73.4%
--------------------------------------------------------------------------------
14    TYPE OF REPORTING PERSON (See Instructions)


      CO
--------------------------------------------------------------------------------

CUSIP NO. 984127100



--------------------------------------------------------------------------------
 1    NAME OF REPORTING PERSON
      S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSON

      James W. Gorman
      ###-##-####
--------------------------------------------------------------------------------
 2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                                        (a) [X]
                                                                        (b) [ ]

--------------------------------------------------------------------------------
 3    SEC USE ONLY



--------------------------------------------------------------------------------
 4    SOURCE OF FUNDS


      OO
--------------------------------------------------------------------------------
 5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
      ITEMS 2(d) or 2(e)                                                    [ ]



--------------------------------------------------------------------------------
 6    CITIZENSHIP OR PLACE OF ORGANIZATION


      United States of America
--------------------------------------------------------------------------------
                               7     SOLE VOTING POWER

          NUMBER OF
                                     0
           SHARES              -------------------------------------------------
                               8     SHARED VOTING POWER
        BENEFICIALLY

          OWNED BY                   199,796 Shares
                               ------------------------------------------------
            EACH               9     SOLE DISPOSITIVE POWER

          REPORTING
                                     199,796 Shares
           PERSON              ------------------------------------------------
                               10    SHARED DISPOSITIVE POWER
            WITH

                                     0
-------------------------------------------------------------------------------
11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON


      7,118,963 Shares
--------------------------------------------------------------------------------
12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
                                                                            [ ]



--------------------------------------------------------------------------------
13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)


      73.4%
--------------------------------------------------------------------------------
14    TYPE OF REPORTING PERSON (See Instructions)


      IN
--------------------------------------------------------------------------------

CUSIP NO. 984127100



--------------------------------------------------------------------------------
 1    NAME OF REPORTING PERSON
      S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSON

      Jere W. McKenny
      ###-##-####
--------------------------------------------------------------------------------
 2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                                        (a) [X]
                                                                        (b) [ ]

--------------------------------------------------------------------------------
 3    SEC USE ONLY



--------------------------------------------------------------------------------
 4    SOURCE OF FUNDS


      OO
--------------------------------------------------------------------------------
 5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
      ITEMS 2(d) or 2(e)                                                    [ ]



--------------------------------------------------------------------------------
 6    CITIZENSHIP OR PLACE OF ORGANIZATION


      United States of America
--------------------------------------------------------------------------------
                               7     SOLE VOTING POWER

          NUMBER OF
                                     0
           SHARES              -------------------------------------------------
                               8     SHARED VOTING POWER
        BENEFICIALLY

          OWNED BY                   43,199 Shares
                               ------------------------------------------------
            EACH               9     SOLE DISPOSITIVE POWER

          REPORTING
                                     43,199 Shares
           PERSON              ------------------------------------------------
                               10    SHARED DISPOSITIVE POWER
            WITH

                                     0
-------------------------------------------------------------------------------
11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON


      7,118,963 Shares
--------------------------------------------------------------------------------
12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
                                                                            [ ]



--------------------------------------------------------------------------------
13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)


      73.4%
--------------------------------------------------------------------------------
14    TYPE OF REPORTING PERSON (See Instructions)


      IN
--------------------------------------------------------------------------------

CUSIP NO. 984127100



--------------------------------------------------------------------------------
 1    NAME OF REPORTING PERSON
      S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSON

      Lomak Petroleum, Inc.

--------------------------------------------------------------------------------
 2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                                        (a) [X]
                                                                        (b) [ ]

--------------------------------------------------------------------------------
 3    SEC USE ONLY



--------------------------------------------------------------------------------
 4    SOURCE OF FUNDS


      OO
--------------------------------------------------------------------------------
 5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
      ITEMS 2(d) or 2(e)                                                    [ ]



--------------------------------------------------------------------------------
 6    CITIZENSHIP OR PLACE OF ORGANIZATION


      Delaware
--------------------------------------------------------------------------------
                               7     SOLE VOTING POWER

          NUMBER OF
                                     0
           SHARES              -------------------------------------------------
                               8     SHARED VOTING POWER
        BENEFICIALLY

          OWNED BY                   2,326,532 Shares
                               ------------------------------------------------
            EACH               9     SOLE DISPOSITIVE POWER

          REPORTING
                                     2,326,532 Shares
           PERSON              ------------------------------------------------
                               10    SHARED DISPOSITIVE POWER
            WITH

                                     0
-------------------------------------------------------------------------------
11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON


      7,118,963 Shares
--------------------------------------------------------------------------------
12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
                                                                            [ ]



--------------------------------------------------------------------------------
13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)


      73.4%
--------------------------------------------------------------------------------
14    TYPE OF REPORTING PERSON (See Instructions)


      HC
--------------------------------------------------------------------------------

CUSIP NO. 984127100



--------------------------------------------------------------------------------
 1    NAME OF REPORTING PERSON
      S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSON

      Lomak Production I L.P.
      75-2672382
--------------------------------------------------------------------------------
 2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                                        (a) [X]
                                                                        (b) [ ]

--------------------------------------------------------------------------------
 3    SEC USE ONLY



--------------------------------------------------------------------------------
 4    SOURCE OF FUNDS


      OO
--------------------------------------------------------------------------------
 5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
      ITEMS 2(d) or 2(e)                                                    [ ]



--------------------------------------------------------------------------------
 6    CITIZENSHIP OR PLACE OF ORGANIZATION


      Texas
--------------------------------------------------------------------------------
                               7     SOLE VOTING POWER

          NUMBER OF
                                     0
           SHARES              -------------------------------------------------
                               8     SHARED VOTING POWER
        BENEFICIALLY

          OWNED BY                   2,070,613 Shares
                               ------------------------------------------------
            EACH               9     SOLE DISPOSITIVE POWER

          REPORTING
                                     2,070,613 Shares
           PERSON              ------------------------------------------------
                               10    SHARED DISPOSITIVE POWER
            WITH

                                     0
-------------------------------------------------------------------------------
11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON


      7,118,963 Shares
--------------------------------------------------------------------------------
12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
                                                                            [ ]



--------------------------------------------------------------------------------
13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)


      73.4%
--------------------------------------------------------------------------------
14    TYPE OF REPORTING PERSON (See Instructions)


      PN
--------------------------------------------------------------------------------

CUSIP NO. 984127100



--------------------------------------------------------------------------------
 1    NAME OF REPORTING PERSON
      S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSON

      Lomak Resources, L.L.C.
      73-1504725
--------------------------------------------------------------------------------
 2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                                        (a) [X]
                                                                        (b) [ ]

--------------------------------------------------------------------------------
 3    SEC USE ONLY



--------------------------------------------------------------------------------
 4    SOURCE OF FUNDS


      OO
--------------------------------------------------------------------------------
 5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
      ITEMS 2(d) or 2(e)                                                    [ ]



--------------------------------------------------------------------------------
 6    CITIZENSHIP OR PLACE OF ORGANIZATION


      Oklahoma
--------------------------------------------------------------------------------
                               7     SOLE VOTING POWER

          NUMBER OF
                                     0
           SHARES              -------------------------------------------------
                               8     SHARED VOTING POWER
        BENEFICIALLY

          OWNED BY                   255,919 Shares
                               ------------------------------------------------
            EACH               9     SOLE DISPOSITIVE POWER

          REPORTING
                                     255,919 Shares
           PERSON              ------------------------------------------------
                               10    SHARED DISPOSITIVE POWER
            WITH

                                     0
-------------------------------------------------------------------------------
11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON


      7,118,963 Shares
--------------------------------------------------------------------------------
12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
                                                                            [ ]



--------------------------------------------------------------------------------
13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)


      73.4%
--------------------------------------------------------------------------------
14    TYPE OF REPORTING PERSON (See Instructions)


      CO
--------------------------------------------------------------------------------

ITEM 1.          SECURITY AND ISSUER

                 The class of securities to which this statement relates is common stock, par value $.01 per share (the "Common Stock"), of Xplor Corporation, a Delaware corporation (the "Company"). The address of the principal executive offices of the Company is 700 North St. Mary's Street, San Antonio, Texas 78205.

ITEM 2.          IDENTITY AND BACKGROUND

                 This statement is filed by the following parties:

                  (i) Eugene L. Ames, Jr. (700 North St. Mary's Street, San Antonio, Texas 78205, Chief Executive Officer of The New Venus Exploration, Inc., 700 North St. Mary's Street, San Antonio, Texas 78205), Ellen R. Y. Ames (700 North St. Mary's Street, San Antonio, Texas 78205, Private Investor, 700 North St. Mary's Street, San Antonio, Texas 78205), John Y. Ames (700 North St. Mary's Street, San Antonio, Texas 78205, President of The New Venus Exploration, Inc., 700 North St. Mary's Street, San Antonio, Texas 78205, Elizabeth A. Jones (700 North St. Mary's Street, San Antonio, Texas 78205, Private Investor), Eugene L. Ames, III (700 North St. Mary's Street, San Antonio, Texas 78205, Vice President of The New Venus Exploration, Inc.), Stephen J. Ames (700 North St. Mary's Street, San Antonio, Texas 78205, Communications Executive, 100 Universal Plaza, Universal City, California), Patrick A. Garcia (700 North St. Mary's Street, San Antonio, Texas 78205, Treasurer of The New Venus Exploration, Inc.), George J. Ames, 424 Ivy Lane, San Antonio, Texas 78209, Carl Oliver, Trustee (4040 Broadway, San Antonio, Texas 78209), Raymond M. Koger (13607 Bluff Circle, San Antonio, Texas 78216, Independent Petroleum Engineer), Gloria Barrett (700 North St. Mary's

Street, San Antonio, Texas 78205, Assistant Vice President of The New Venus Exploration), Venus Oil Company, a Texas corporation engaged principally in the business of the exploration for and development of oil and gas with principal offices at 700 North St. Mary's Street, San Antonio, Texas 78205, James W. Gorman (4040 Broadway, Suite 615, San Antonio, Texas 78205, Private Investor) and Jere W. McKenny (3501 N.W. 63rd St., Suite 604, Oklahoma City, Oklahoma 73118, Private Consultant) (collectively, the "Ames Parties").

                 (ii) Lomak Petroleum, Inc., a Delaware corporation ("Lomak"), Lomak Production I L.P., a Texas limited partnership ("Lomak LP") and Lomak Resources, L.L.C., an Oklahoma limited liability company ("Lomak LLC") (collectively, the "Lomak Parties"). Lomak LP and Lomak LLC are wholly-owned subsidiaries of Lomak, a corporation principally engaged in the development, exploration and acquisition of oil and gas properties in the United States with principal offices in Fort Worth, Texas.

                 Each of the natural persons referred to above are United States Citizens. During the last five years, neither of the Ames Parties nor the Lomak Parties have been convicted in any criminal proceeding (excluding traffic violations or similar misdemeanors) or have been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

ITEM 3.          SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

                 See Item 4, Purpose of Transaction, and Item 6, Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

ITEM 4.          PURPOSE OF TRANSACTION

                 On May 21, 1997, the Company closed the transactions contemplated by a certain Property Acquisition Agreement (the "PAA") entered into as of April 29, 1997, a copy of which is filed as Exhibit A hereto and is incorporated herein by reference, with The New Venus Exploration, Inc. ("Venus") and each of the Lomak Parties, pursuant to which the Company purchased substantially all of the assets of Venus and certain properties from the Lomak Parties in exchange for shares of the Company to be distributed to the stockholders of Venus and to the Lomak Parties. As a result of the transaction, Venus received 5,626,473 shares of the Common Stock, par value $.01 per share (the "Common Stock") of Xplor and warrants to purchase an additional 272,353 shares of Common Stock. Venus will hold such Common Stock until it is distributed to its stockholders. The date of such distribution has not yet been determined, but is expected to occur within a reasonable time after the date thereof. This statement assumes such distribution by Venus has been completed. As a result of such distribution, the Ames Parties will receive approximately 3,725,919 of such shares of Common Stock and the balance will be distributed to stockholders of Venus who are not members of the Ames Group and not subject to the Shareholders' Agreement (as described below). The Lomak Parties received 2,134,179 shares of Common Stock and warrants to purchase an additional 192,353 shares of Common Stock. Pursuant to the terms of the PAA, the Ames Parties and the Lomak Parties together with D H. Blair Investment Banking Corp., a New York corporation ("Blair") and several entities affiliated with Blair (together with Blair, the "Blair Parties") (collectively with the Ames Parties and the Blair Parties, the "SA Parties") entered into a certain Stockholders' Agreement dated May 21, 1997 (the "SA") a copy of which is filed as Exhibit B hereto and incorporated herein by reference, pursuant to which, among other things, the SA Parties agreed to the vote together on the election of directors and agreed to certain restrictions upon the sale of shares of Common Stock held by the SA Parties. The descriptions of PAA and the SA contained herein do not purport to be complete and are qualified in their entirety by reference to the terms of the PAA and the SA, and which are attached hereto as Exhibit A and Exhibit B, respectively, and are incorporated herein by reference.

                 Simultaneously with the closing of the PAA on May 21, 1997, the Lomak Parties purchased 97,008 shares of Common Stock from Venturetek, L.P., in exchange for $194,016 plus the transfer of 80,000 warrants to purchase Xplor Common Stock to Venturetek, L.P.

                 The Ames Parties and the Lomak Parties will review on a continuous basis their investment in the Common Stock and the Company's business affairs and financial condition, as well as conditions in the securities markets and general economic and industry conditions. The Ames Parties and the Lomak Parties may in the future take such actions in respect of their investment in the Common Stock as they deem appropriate in light of the circumstances existing from time to time. Currently, these actions include continuing to hold the shares they now beneficially own, exercising their respective warrants or disposing of shares. Any sales or any other dispositions by the Ames Parties or the Lomak Parties could be effected in private transactions, through a public offering or, upon compliance with the rules under the Securities Act of 1933, as amended (the "Securities Act"), in the open market. Additionally, it is possible that the Ames Parties or the Lomak Parties could seek to acquire additional shares, although they have no current plans to do so. Any acquisition of shares could be effected in the open market, in privately negotiated transactions, or otherwise. Any sales, purchases or transfers or other actions described herein may be made at any time without further prior notice. In reaching any conclusion as to the foregoing matters, the Ames Parties and the Lomak Parties may take into consideration various factors, such as the Company's business and prospects, other developments concerning the Company, the obligations of, cash and financial resources of and other business opportunities available to the Ames Parties and the Lomak Parties, general economic conditions, the market price for shares of Common Stock and stock market conditions.

                 In connection with the closing of the PAA, the paries thereto agreed that the name of the Company should be changed. It is expected that the name of the Company will be changed to Venus Exploration, Inc. within a reasonable time after the date hereof.

                 Except as set forth in Item 6, Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer, or otherwise set forth herein, the Ames Parties and the Lomak Parties have no present plans or proposals which relate to or would result in any of the actions described in subparagraphs (a) through (h) of Item 4 of Schedule 13D.

ITEM 5.          INTEREST IN SECURITIES OF THE ISSUER

                 Because of the arrangements between the SA Parties described in this statement, the SA Parties may be deemed to constitute a group for purposes of Section 13(d) of the Securities Exchange Act of 1934, as amended. Accordingly, each of the SA Parties may be deemed to beneficially own all of the shares of Common Stock owned by all of the SA Parties. In addition, certain members of the Ames Group are parties to the Ames Family Voting Trust Agreement (the "AFVTA") pursuant to which such parties granted to Eugene L. Ames, Jr., as Trustee, legal title to the shares of Common Stock owned by such parties and agreed to certain restrictions upon the transfer of such shares of Common Stock for a period to expire not later than May 21, 1999. The parties to the AFVTA are Eugene L. Ames, Jr., Eugene L. Ames, III, Ellen R. Y. Ames, John Y. Ames, Elizabeth A. Jones, Stephen J. Ames, Patrick A. Garcia and Gloria Barrett. In addition, the shares of Common Stock beneficially owned by George J. Ames and Carl Oliver, Trustee are subject to the terms of the AFVTA. As a result of the AFVTA, Eugene L. Ames, Jr. may be deemed to have sole voting power and sole dispositive power with respect to all shares of Common Stock subject to the AFVTA. This description of the AFVTA does not purport to be complete and is qualified in its entirety by reference to the terms of the AFVTA, which is attached hereto as Exhibit D and incorporated herein by reference. The following discussion of the beneficial ownership of the Common Stock contemplates the above treatment with respect to beneficial ownership of the SA and the AFVTA and assumes the distribution by Venus of the shares it received upon the closing of the PAA to its stockholders, which distribution is expected to occur within a reasonable time after the date hereof.

                 Eugene L. Ames, Jr. may be deemed to beneficially own an aggregate of 7,118,963 shares of Common Stock (approximately 73.4% of the 9,700,815 shares of Common Stock issued and outstanding as a result of the closing of the PAA, as reported in the Company's Information Statement pursuant to Section 14(f) of the Securities Exchange Act of 1934 and Rule 14f-1 thereunder filed on May 21, 1997, plus warrants exercisable to purchase additional shares of Common Stock (the "Warrants") owned by the SA Parties. Mr. Ames has shared voting power with respect to all of such shares as a result of the SA and sole dispositive power with respect to 3,050,935 of such shares as a result of the AFVTA.

                 Ellen R. Y. Ames may be deemed to beneficially own an aggregate of 7,118,963 shares of Common Stock (approximately 73.4% of the 9,700,815 shares of Common Stock issued and outstanding as a result of the closing of the PAA, as reported in the Company's Information Statement pursuant to Section 14(f) of the Securities Exchange Act of 1934 and Rule 14f-1 thereunder filed May 21, 1997, plus 394,376 Warrants owned by the SA Parties). As a result of the AFVTA, Ellen R. Y. Ames does not have or share voting or dispositive power with respect to any of such shares.

                 John Y. Ames may be deemed to beneficially own an aggregate of 7,118,963 shares of Common Stock (approximately 73.4% of the 9,700,815 shares of Common Stock issued and outstanding as a result of the closing of the PAA, as reported in the Company's Information Statement pursuant to Section 14(f) of the Securities Exchange Act of 1934 and Rule 14f-1 thereunder filed May 21, 1997, plus 394,376 Warrants owned by the SA Parties). As a result of the AFVTA, John Y. Ames does not have or share voting or dispositive power with respect to any of such shares.

                 Elizabeth A. Jones may be deemed to beneficially own an aggregate of 7,118,963 shares of Common Stock (approximately 73.4% of the 9,700,815 shares of Common Stock issued and outstanding as a result of the closing of the PAA, as reported in the Company's Information Statement pursuant to Section 14(f) of the Securities Exchange Act of 1934 and Rule 14f-1 thereunder filed May 21, 1997, plus 394,376 Warrants owned by the SA Parties). As a result of the AFVTA, Elizabeth A. Jones does not have or share voting or dispositive power with respect to any of such shares.

                 Eugene L. Ames, III may be deemed to beneficially own an aggregate of 7,118,963 shares of Common Stock (approximately 73.4% of the 9,700,815 shares of Common Stock issued and outstanding as a result of the closing of the PAA, as reported in the Company's

Information Statement pursuant to Section 14(f) of the Securities Exchange Act of 1934 and Rule 14f-1 thereunder filed May 21, 1997, plus 394,376 Warrants owned by the SA Parties). As a result of the AFVTA, Eugene L. Ames, III does not have or share voting or dispositive power with respect to any of such shares.

                 Stephen J. Ames may be deemed to beneficially own an aggregate of 7,118,963 shares of Common Stock (approximately 73.4% of the 9,700,815 shares of Common Stock issued and outstanding as a result of the closing of the PAA, as reported in the Company's Information Statement pursuant to Section 14(f) of the Securities Exchange Act of 1934 and Rule 14f-1 thereunder filed May 21, 1997, plus 394,376 Warrants owned by the SA Parties). As a result of the AFVTA, Stephen J. Ames does not have or share voting or dispositive power with respect to any of such shares.

                 George J. Ames may be deemed to beneficially own an aggregate of 7,118,963 shares of Common Stock (approximately 73.4% of the 9,700,815 shares of Common Stock issued and outstanding as a result of the closing of the PAA, as reported in the Company's Information Statement pursuant to Section 14(f) of the Securities Exchange Act of 1934 and Rule 14f-1 thereunder filed May 21, 1997, plus 394,376 Warrants owned by the SA Parties). As a result of the AFVTA, George J. Ames does not have or share voting or dispositive power with respect to any of such shares.

                 Carl Oliver, Trustee may be deemed to beneficially own 7,118,963 shares of Common Stock (approximately 73.4% of the 9,700,815 shares of Common Stock issued and outstanding upon the closing of the PAA, as reported in the Company's Information Statement pursuant to Section 14(f) of the Securities Exchange Act of 1934 and Rule 14f-1 thereunder filed

May 21, 1997, plus 394,376 Warrants owned by the SA Parties). As a result of the AFVTA, Carl Oliver, Trustee does not have or share voting or dispositive power with respect to any of such shares.

                 Patrick A. Garcia may be deemed to beneficially own an aggregate of 7,118,963 shares of Common Stock (approximately 73.4% of the 9,700,815 shares of Common Stock issued and outstanding as a result of the closing of the PAA, as reported in the Company's Information Statement pursuant to Section 14(f) of the Securities Exchange Act of 1934 and Rule 14f-1 thereunder filed May 21, 1997, plus 394,376 Warrants owned by the SA Parties). As a result of the AFVTA, Patrick A. Garcia does not have or share voting or dispositive power with respect to any of such shares.

                 Raymond M. Koger may be deemed to beneficially own 7,118,963 shares of Common stock (approximately 73.4% of the 9,700,815 shares of Common Stock issued and outstanding upon the closing of the PAA, as reported in the Company's Information Statement pursuant to Section 14(f) of the Securities Exchange Act of 1934 and Rule 14f-1 thereunder filed May 21, 1997, plus 394,376 Warrants owned by the SA Parties). Raymond M. Koger shares voting power with the other SA Parties and has sole dispositive power with respect to 3,887 shares of Common Stock and has no dispositive or voting power with respect to any additional shares.

                 Gloria Barrett may be deemed to beneficially own an aggregate of 7,118,963 shares of Common Stock (approximately 73.4% of the 9,700,815 shares of Common Stock issued and outstanding as a result of the closing of the PAA, as reported in the Company's Information Statement pursuant to Section 14(f) of the Securities Exchange Act of 1934 and Rule 14f-1 thereunder filed May 21, 1997, plus 394,376 Warrants owned by the SA Parties). As a result of the AFVTA, Gloria Barrett does not have or share voting or dispositive power with respect to any of such shares.

                 Venus Oil Company may be deemed to beneficially own 7,118,963 shares of Common Stock (approximately 73.4% of the 9,700,815 shares of Common Stock issued and outstanding upon the closing of the PAA as reported in the Company's Information Statement pursuant to Section 14(f) of the Securities Exchange Act of 1934 and Rule 14f-1 thereunder filed May 21, 1997, plus394,376 the Warrants owned by the SA Parties). Venus Oil Company shares voting power with the other SA Parties and has sole dispositive power with respect to 427,670 shares of Common Stock and has no voting and dispositive power with respect to any additional shares.

                 James W. Gorman may be deemed to beneficially own 7,118,963 shares of Common Stock (approximately 73.4% of the 9,700,815 shares of Common Stock issued and outstanding upon the closing of the PAA as reported in the Company's Information Statement pursuant to Section 14(f) of the Securities Exchange Act of 1934 and Rule 14f-1 thereunder filed May 21, 1997, plus 394,3786 Warrants owned by the SA Parties). James W. Gorman shares voting power with the other SA Parties and his sole dispositive power with respect to 199,796 shares of Common Stock and has no voting or dispositive power with respect to any additional shares.

                 Jere W. McKenny may be deemed to beneficially own 7,118,963 shares of Common Stock (approximately 73.4% of the 9,700,815 shares of Common Stock issued and outstanding upon the closing of the PAA as reported in the Company's Information Statement pursuant to Section 14(f) of the Securities Exchange Act of 1934 and Rule 14f-1 thereunder filed May 21, 1997, plus 394,376 Warrants owned by the SA Parties). Jere W. McKenny shares voting power with the other SA Parties and has sole dispositive power with respect to 43,199 shares of Common Stock and has no voting or dispositive power with respect to any additional shares.

                 Lomak Production I L.P. may be deemed to beneficially own 7,118,963 shares of Common Stock (approximately 73.4% of the 9,700,815 shares of Common Stock issued and outstanding upon the closing of the PAA as reported in the Company's Information Statement pursuant to Section 14(f) of the Securities Exchange Act of 1934 and Rule 14f-1 thereunder filed May 21, 1997, plus 394,376 Warrants owned by the SA Parties). Lomak Production I L.P. shares voting power with the others SA parties and has sole dispositive power with respect to 2,070,613 shares of Common Stock and has no voting or dispositive power with respect to any additional shares.

                 Lomak Resources, L.L.C. may be deemed to beneficially own 7,118,963 shares of Common Stock (approximately 73.4% of the 9,700,815 shares of Common Stock issued and outstanding upon the closing of the PAA as reported in the Company's Information Statement pursuant to Section 14(f) of the Securities Exchange Act of 1934 and Rule 14f-1 thereunder filed May 21, 1997, plus 394,376 Warrants owned by the SA Parties). Lomak Resources, L.L.C. shares voting power with the other SA Parties and has sole dispositive power with respect to 255,919 shares of Common Stock and has no voting or dispositive power with respect to any additional shares.

                 Each of the SA Parties disclaims beneficial ownership of Common Stock owned by the other SA Parties.

                 Except as set forth in this statement, to the best of each of the SA Parties' knowledge, none of the SA Parties have effected any transaction in Common Stock during the past sixty days.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

                 The Ames Parties and the Lomak Parties have entered into a Joint Filing Agreement regarding the filing of this statement and subsequent amendments. A copy of such Joint Filing Agreement is attached hereto as Exhibit C and is incorporated herein by reference in its entirety. The Blair Parties will make any necessary filings independently.

                 Except as described in this statement or in the documents referred to herein, there are no contracts, arrangements, understandings or relationships (legal or otherwise) among the persons named in Item 2 of this statement or between such persons and any person with respect to any securities of the Company.

ITEM 7.  MATERIAL TO BE FILED AS EXHIBITS.

         Exhibit A      The Property Acquisition Agreement dated April 29, 1997

         Exhibit B      The Shareholders' Agreement dated May 21, 1997

         Exhibit C      Joint Filing Agreement

         Exhibit D      Ames Family Voting Trust Agreement dated March 23, 1997

         Exhibit E      Information Statement pursuant to Section 14(f) of the
                        Securities Exchange Act of 1934 and Rule 14f-1 thereunder, filed May 21, 1997 and incorporated herein by reference.

                 After reasonable inquiry and to the best of their knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

Date: May    , 1997.
          ---

                                        /s/ EUGENE L. AMES, JR.
                                        -----------------------------------
                                        Eugene L. Ames, Jr.


                                        /s/ ELLEN R. Y. AMES
                                        -----------------------------------
                                        Ellen R. Y. Ames


                                        /s/ JOHN Y. AMES
                                        -----------------------------------
                                        John Y. Ames


                                        /s/ ELIZABETH A. JONES
                                        -----------------------------------
                                        Elizabeth A. Jones


                                        /s/ EUGENE L. AMES, III
                                        -----------------------------------
                                        Eugene L. Ames, III


                                        /s/ STEPHEN J. AMES
                                        -----------------------------------
                                        Stephen J. Ames


                                        /s/ GEORGE J. AMES
                                        -----------------------------------
                                        George J. Ames


                                        /s/ CARL OLIVER
                                        -----------------------------------
                                        Carl Oliver, Trustee

                                        /s/ PATRICK A. GARCIA
                                        -----------------------------------
                                        Patrick A. Garcia


                                        /s/ RAYMOND M. KOGER
                                        -----------------------------------
                                        Raymond M. Koger


                                        /s/ GLORIA BARRETT
                                        -----------------------------------
                                        Gloria Barrett



                                        VENUS OIL COMPANY




                                        By:
                                           --------------------------------
                                        Name:
                                             ------------------------------
                                        Title:
                                              -----------------------------





                                        /s/ JAMES W. GORMAN
                                        -----------------------------------
                                        James W. Gorman


                                        /s/ JERE W. MCKENNY
                                        -----------------------------------
                                        Jere W. McKenny



                                        LOMAK PRODUCTION I L.P.



                                        By: Lomak Production Company, its
                                            General Partner



                                        By:
                                           --------------------------------
                                        Name:
                                             ------------------------------
                                        Title:
                                              -----------------------------

                                        LOMAK RESOURCES, L.L.C.



                                        By:  Lomak Resources Company, a Member



                                        By:
                                           --------------------------------
                                        Name:
                                             ------------------------------
                                        Title:
                                              -----------------------------




                                        LOMAK PETROLEUM, INC.




                                        By:
                                           --------------------------------
                                        Name:
                                             ------------------------------
                                        Title:
                                              -----------------------------

                              INDEX TO EXHIBITS

  EXHIBIT
  NUMBER                         DESCRIPTION
  -------                        -----------

   99(A)      The Property Acquisition Agreement dated April 29, 1997

   99(B)      The Shareholders' Agreement dated May 21, 1997

   99(C)      Joint Filing Agreement

   99(D)      Ames Family Voting Trust Agreement dated March 23, 1997

   99(E) Information Statement pursuant to Section 14(f) of the Securities Exchange Act of 1934 and Rule 14f-1 thereunder, filed May 21, 1997 and incorporated herein by reference.